CUSIP No. 28659T200                  13D                   Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 5)


                           ELITE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    28659T200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            MICHAEL H. FREEDMAN, ESQ.
                    LAW OFFICES OF MICHAEL H. FREEDMAN, PLLC
                         200 EAST 89TH STREET, SUITE 17A
                            New York, New York 10128
                                 (212) 426-7499
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 24, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                        (Continued on following pages)

                               (Page 1 of 9 Pages)


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CUSIP No.   28659T200                  13D                 Page  2  of 9 Pages
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1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

      BRIDGE VENTURES
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|

                                                                   (b)  |x|
-------------------------------------------------------------------------------
3)    SEC USE ONLY
-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

       WC, OO
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      FLORIDA
-------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 269,720 (1)
                            --------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               -0-
                            ---------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              269,720 (1)
                            ---------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      269,720 (1)
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (a) 244,720 shares of Common Stock and (b) 25,000 shares of Common Stock issuable upon the exercise of warrants.


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CUSIP No.   28659T200                13D                   Page  3  of 9 Pages
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1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

      SMACS HOLDING CORP.
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|

                                                                   (b)  |x|
-------------------------------------------------------------------------------
3)    SEC USE ONLY
-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

       WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      FLORIDA
-------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 121,000 (1)
                            --------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               -0-
                            ---------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              121,000 (1)
                            ---------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      121,000 (1)
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (a) 46,000 shares of Common Stock and (b) 75,000 shares of Common Stock issuable upon the exercise of warrants.


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CUSIP No.   28659T200                13D                   Page  4  of 9 Pages
-------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

      BRIDGE VENTURES, INC. EMPLOYEE PENSION PLAN
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|

                                                                   (b)  |x|
-------------------------------------------------------------------------------
3)    SEC USE ONLY
-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      FLORIDA
-------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 62,200 (1)
                            --------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               -0-
                            ---------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              62,200 (1)
                            ---------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 -0-
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      62,200 (1)
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .6%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      EP
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (a) 52,200 shares of Common Stock and (b) 10,000 shares of Common Stock issuable upon the exercise of warrants.





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CUSIP No.   28659T200                13D                   Page  5  of 9 Pages
-------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

      HARRIS FREEDMAN
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|

                                                                   (b)  |x|
-------------------------------------------------------------------------------
3)    SEC USE ONLY
-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 392,720 (1)
                            --------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               62,200 (2)
                            ---------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              392,720 (1)
                            ---------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 62,200 (2)
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      454,920(1)(2)
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.3%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (a) 2,000 shares of Common Stock, (b) 269,720 shares of Common Stock owned by Bridge Ventures, Inc. (including 25,000 shares of Common Stock issuable upon exercise of warrants owned by Bridge Ventures, Inc.) and (c) 121,000 shares of Common Stock owned by SMACS Holding Corp. (including 75,000 shares of Common Stock issuable upon exercise of warrants owned by SMACS Holding Corp.).

(2) Consists of 62,200 shares of Common Stock owned by Bridge Ventures, Inc. Employee Pension Plan (including 10,000 shares of Common Stock issuable upon exercise of warrants owned by Bridge Ventures, Inc. Employee Pension
     Plan).


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CUSIP No.   28659T200                   13D                  Page  6  of 9 Pages
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The  following  constitutes  Amendment No. 5 ("Amendment No. 5") to the Schedule
13D  filed  by  the  undersigned.  This  Amendment No. 5 amends and restates the
Schedule  13D  as  specifically  set  forth  below.

ITEM  2.  IDENTITY  AND  BACKGROUND  is  hereby  amended  as  follows:
          -------------------------

     (a) This Statement is filed on behalf of Harris Freedman, Bridge Ventures, Inc., a Florida corporation ("Bridge"), SMACS Holding Corp., a Florida corporation ("SMACS"), and Bridge Ventures, Inc. Employee Pension Plan ("Bridge Pension Plan"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

     (b)-(c) The principal business/occupation of Harris Freedman, Bridge, and SMACS is private equity financing. Harris Freedman is the Secretary and a Director of each of Bridge and SMACS. Annelies Freedman, Harris Freedman's spouse, who is not actively employed, is the President and a Director of each of Bridge and SMACS. Harris Freedman and Annelies Freedman are the sole executive officers and directors of each of Bridge and SMACS. By virtue of his positions with Bridge and SMACS, Harris Freedman has the sole power to vote and dispose of the Issuer's Shares owned by each of Bridge and SMACS. The principal business address of Harris Freedman, Annelies Freedman, Bridge, and SMACS, is 1241 Gulf of Mexico Drive, Sarasota, FL 34228.

     Bridge Pension Plan is an employee benefit plan for the benefit of Harris Freedman. Harris Freedman and Annelies Freedman are the Trustees of Bridge Pension Plan. By virtue of his position with Bridge Pension Plan, Harris Freedman has the sole power to vote and dispose of the Issuer's Shares owned by Bridge Pension Plan. The principal business address of Bridge Pension Plan is 1241 Gulf of Mexico Drive, Sarasota, FL 34228.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER is hereby amended to add the
          -----------------------------------------
following:

     (a)-(b) The aggregate percentage of Shares of Common Stock reported owned by each person named in Item 2(b)-(c) is based upon 10,494,427 Shares outstanding, which is the total number of Shares of Common Stock outstanding as of November 1, 2002, as reported in the Issuer's Proxy Statement dated November 13, 2002.

     As of the close of business on January 8, 2003, Bridge Ventures, Inc. beneficially owned 269,720 Shares of Common Stock, including 25,000 Shares issuable upon exercise of warrants, constituting approximately 2.6% of the Shares outstanding. SMACS beneficially owned 121,000 Shares of Common Stock, including 75,000 Shares issuable upon exercise of warrants, constituting approximately 1.1% of the Shares outstanding. Harris Freedman beneficially owned 2,000 Shares of Common Stock constituting less than .1% of the Shares outstanding. Bridge Pension Plan beneficially owned 62,200 Shares of Common Stock, including 10,000 Shares issuable upon exercise of warrants, constituting approximately .6% of the Shares outstanding. Harris Freedman may be deemed to beneficially own the 454,920 Shares owned directly by Bridge, SMACS and Bridge Pension Plan by virtue of his direct authority to vote and dispose of such Shares.

     As of December 24, 2002, Harris Freedman ceased to be the beneficial owner of more than 5% of the Issuer's securities.

CUSIP No.   28659T200                 13D                  Page  7  of 9 Pages
-------------------------------------------------------------------------------


                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated: January 8, 2003



                                   /S/Harris Freedman
                                   --------------------
                                   HARRIS FREEDMAN












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

CUSIP No.   28659T200                  13D                 Page  8  of 9 Pages
-------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                 --------------


EXHIBIT                                                                                PAGE
-------                                                                               ------
1.   Joint  Filing  Agreement  dated  August  5,  2002  (previously  filed).

2.   Letter  from  Harris  Freedman  to Elite Pharmaceuticals, Inc. dated August 5,
     2002  (previously  filed).

3.   Letter  from  Harris  Freedman to Elite Pharmaceuticals, Inc. dated August 29,
     2002  (previously  filed).

4.   Settlement  Agreement  dated  October  23,  2002,  by  and  among  Elite
     Pharmaceuticals,  Inc.,  Harris Freedman, Sharon Will, Michael H. Freedman,
     Bridge  Ventures,  Inc., Bridge Ventures, Inc. Employee Pension Plan, SMACS
     Holding  Corp.,  Saggi  Capital  Corp.,  Saggi Capital Corp. Money Purchase
     Plan,  and  Saggi  Capital  Corp.  Profit  Sharing Plan (previously filed).



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CUSIP No.   28659T200                  13D                 Page  9  of 9 Pages
-------------------------------------------------------------------------------


                                   SCHEDULE A


               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS
               --------------------------------------------------



SHARES OF COMMON        PRICE PER         DATE OF
STOCK PURCHASED/(SOLD)   SHARE($)     PURCHASE/(SALE)
---------------------- ------------- ------------------

                     BRIDGE VENTURES, INC.
                    ----------------------

(5,000 Warrants)               .65       (10/23/02)
(25,000 Warrants)              .65       (10/25/02)
(50,000 Warrants)              .45        (11/4/02)
(10,000 Warrants)              .60        (11/6/02)
(8,000 Warrants)               .65        (11/6/02)
(80,000 Warrants)              .15       (11/26/02)
(40,000 Shares)               2.00       (12/24/02)


                      BRIDGE VENTURES, INC.
                     EMPLOYEE PENSION PLAN
                    ---------------------

(40,000 Shares)               2.00       (12/24/02)

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